

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2023

Doron Arazi
Chief Executive Officer
Ceragon Networks Ltd.
3 Uri Ariav St., Bldg. A (7th Floor)
PO Box 112
Rosh Ha'Ayin, Israel, 4810002

> **Re: Ceragon Networks Ltd.**
> **Registration Statement on Form F-3**
> **Filed May 4, 2023**
> **File No. 333-271637**

Dear Doron Arazi:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gregory Herbers at 202-551-8028 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Todd E. Lenson